Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

New American Arriving

A joint merger communication for employees of the new American

Arrivals Arrivals def. Creating a Premier Global Carrier

March 28, 2013

Issue 6

Judge Lane: Merger “Excellent Result”

The proposed American and US Airways merger continues to gain momentum as the Bankruptcy Court approves our merger agreement

On Wednesday, Bankruptcy Court Judge Sean Lane approved the merger agreement between American and US Airways that was announced on Feb. 14, noting that the merger is an “excellent result” for stakeholders. An exciting step forward in the evolution of the new American, today’s approval allows us to continue progressing with our planned merger.

The Court approved the merger agreement but deferred ruling on Mr. Horton’s compensation arrangement. Additionally, as a result of the evidence presented in yesterday’s hearing, the U.S. Trustee withdrew its other objections to the merger agreement.

Also in the hearing, the Court approved American’s final exclusivity extension request, which gives AMR until May 29 to file its Plan of Reorganization.

We’re pleased to have received these approvals and share this news with you, and look forward to receiving Judge Lane’s written ruling.

Integration Planning Begins

Integrating our two great companies is no easy task, so it’s important that we have the right framework in place to make this process go smoothly. Our new integration structure, which we announced last week, will help us manage responsibilities and make strategic decisions to ensure we create the best global competitor possible.

The Transition Committee is led by Doug Parker and Tom Horton. The Committee oversees total integration process and is responsible for making near-term joint strategic decisions and addressing any issues that arise. Scott Kirby and Bev Goulet round out the Transition Committee.

The Integration Management Office (IMO) provides support to the Committee and is the primary nerve center for integration, managing and coordinating all integration-related matters. The IMO is responsible for capturing merger synergies, developing timeline and working with the People departments of both carriers to implement the new organizational design. The IMO will be led by Bev Goulet and Robert Isom.

The IMO is meeting next week with the broader integration team to kick off integration planning. Stay tuned for updates from this meeting in next week’s edition of Arrivals!

INSIDE

All aboard, ed boards! . . . . . . . . . . . . . . . . . . pg 2 Mayors voice support . . . . . . . . . . . . . . . . . . pg 2 New places, new faces . . . . . . . . . . . . . . . . . . pg 3 Legalese . . . . . . . . . . . . . . . . . . . . . . . . . pg 4

“Dah-ling — you look mah-velous!”

The spirit of the new American Airlines will be captured with new uniform designs by KAUFMANFRANCO, a renowned design duo who will collaborate with us on our new look.

As part of that process, today we are launching a uniform survey (sent via email to American employees and available on Wings for US Airways employees) that will give flight attendants, pilots, airport agents, Premium Service team members and Club representatives the chance to share their thoughts about certain aspects of the new uniforms. The designers will use the results to help inform and inspire their creations.

All aboard, ed boards!

The editorial boards of national and regional publications are important voices in the communities they serve, and engaging with them is important for a merger with as broad an impact as ours. American CEO Tom Horton and US Airways CEO Doug Parker sat down with the editorial boards of The New York Times and The Wall Street Journal to explain the benefits of a combination for each airline’s stakeholders. Doug also appeared as a guest host on CNBC’s Squawk Box Wednesday morning.

Mayors voice support

The merger continues to win enthusiastic endorsements from local government officials, including the mayors of our hub cities and beyond. Here’s a sampling of their support.

“It is not lost on us that a key driver for “I believe this merger would greatly “Fort Worth will continue to be one of our economic gains has been a strong, benefit the thousands of local families the nation’s fastest growing large cities competitive airline industry that whose livelihoods already revolve in the country, and with this growth, benefits our business economy. This around the strength of PHL and the Dallas-Fort Worth International proposed merger will only increase its airlines. By spurring additional Airport will grow and act as a vital economic opportunity for the greater economic activity in the region, the economic engine. Through the joining Dallas area and Texas.” new company would also directly and of these two iconic brands, American

- Dallas Mayor Mike Rawlings indirectly create many new jobs and Airlines and US Airways, there will (March 18, 2013) development opportunities.” emerge a highly competitive global

- Philadelphia Mayor Michael Nutter carrier that will provide up to 1,300 “Phoenix and Tempe are likely to (March 15, 2013) new routes.” be stronger with the significant - Ft. Worth Mayor Betsy Price operational and corporate presence of “By finalizing this merger, US Airways (March 14, 2013) the new American Airlines, and we are and American Airlines will generate pleased to be in such a position to work many new job opportunities for with the new merged airline to retain local families and create additional and expand those US Airways jobs economic activity to fuel our region. currently in our region.” Just as important, the merger would

- Phoenix Mayor Greg Stanton and strengthen the 7,100 company Tempe, Ariz. Mayor Mark Mitchell employees that will act as the (March 15, 2013) foundation of Charlotte’s international gateway. This is evidenced by the “American Airlines is a great corporate impressive level of union support for citizen of Tulsa and is our community’s the merger.” largest private sector employer. - Charlotte, N.C. Mayor Anthony Foxx This merger will create a stronger (March 15, 2013) airline that will benefit consumers, employees and the communities in which they live and work.” - Tulsa, Okla. Mayor Dewey Bartlett (March 11, 2013)

New places, new faces

The merger will give our customers and employees access to dozens of new destinations around the world. Each week Arrivals will spotlight some of these new routes, so you can learn more about the extended reach of our new network.

American New Route: LAX to Raleigh, N.C. (RDU)

The Journey

Nonstop services begins April 2

Destination Airport: Raleigh-Durham International Airport Aircraft: Boeing 737-800 American flies nonstop to eight domestic and international destinations from RDU and more than 40 destinations from LAX. American will offer one daily nonstop, roundtrip flight between LAX and RDU.

In addition to RDU, American also serves Charlotte/Douglas International Airport (CLT) and Greensboro/High Point (GSO) in North Carolina. As a combined carrier, the new American will serve nine locations across the state.

RDU is home to one of American’s flight attendant crew bases and a reservations call center.

The Destination

Population: 416,468 Founded: 1792

Fun Facts

Raleigh’s founding fathers nicknamed it the “City of Oaks” for its large population of oak trees.

The city of Raleigh is named after William Raleigh, the founder of the first English colony, Roanoke Island. Known as the “Smithsonian of the South,” visitors can explore Raleigh’s many museums and more than 40 free attractions. Named one of the “Top 10 Tastiest Towns in the South” by Southern Living, the city is sure to offer visitors their fill of everything from southern classics, like sweet tea and barbeque, to creative farm-to-table dishes.

US Airways New Route: PHL to Salt Lake City (SLC)

The Journey

Nonstop services begins June 8

Destination Airport: Salt Lake City International Airport Aircraft: Airbus A319 US Airways flies from SLC nonstop to its CLT, PHL and PHX hubs, connecting passengers to our international gateways in CLT and PHL.

PHL offers nonstop service to 86 domestic and 27 international destinations.

The Destination

Population: 1,145,905 (Greater Metro), 189,899 in city limits Founded: 1847

Fun Facts

Home to the 2002 Winter Olympics, Utah’s Capitol city bustles on the edge of the Wasatch mountain range and sits at 4,330 feet of elevation.

Surrounding mountains receive more than 500 inches of annual snowfall (dubbed the “Greatest Snow on Earth” by the state) and great skiing is a short drive from SLC. TIP: Your boarding pass gets you a free, same-day lift ticket.

The Mormon Temple took 40 years to build and is home to the famous Mormon Tabernacle Choir.

Salt Lake City is named after the Great Salt Lake, the 37th largest lake in the world covering about 1,700 square miles.

The lake is salty because there is no outlet for the water. Tributaries deposit freshwater containing salt, but the water is trapped. Natural evaporation leaves the salt behind.

Correction: LHR to RDU

In our March 20 issue we ran a “New places, new faces” article that featured London Heathrow (LHR) airport. In that piece we accidentally omitted the American route from Raleigh-Durham airport (RDU) to LHR. The American RDU-LHR service is very much still an important part of the airline’s network and we apologize for any confusion caused by this error. Many thanks to those of you who pointed this out!

Legalese

Following is legal language, which we’re required to print on each internal and external publication related to the merger.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of

1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and

AMR generally, including those set forth in the filings of

US Airways and AMR with the SEC, especially in the “Risk

Factors” and “Management’s Discussion and Analysis of

Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the

Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of

US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS

AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US

Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway,

Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/ Fort Worth International Airport, Texas 75261-9616, Attention: Investor

Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

We’ll continue sending Stay in you the updates Know to keep you informed. In the meantime, please visit:

New Wings Jetnet (wings. (newjetnet. usairways. aa. com) com) or www. dedicated newAmericanarriving. to the new American com Airlines – a website

Follow @USAirways us on Twitter and @USemployees, at @AmericanAir, and on Facebook (AmericanAirlines and US Airways)

Questions: corporate.communications@usairways. corp.comm@aa.com or com

Permission to use quotes neither sought nor obtained. American Airlines and US Airways do not, by their reference to or distribution of these statements, imply their endorsement of or concurrence with the opinions, conclusions or recommendations quoted above.

Arrivals March 28, 2013 ISSUE 6

Editor: Liz Landau, liz.landau@usairways.com past issues available on new Jetnet and wings